UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-17264

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 AND ENDING 12/31/2022
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Crown Capital Securities, L.P.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

725 Town and Country Road, STE 530
                               (No. and Street)

Orange	California	92868
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Darol K. Paulsen	714 547-9481	dpaulsen@crowncapitalsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Faber Hass Hurley LLP
(Name – if individual, state last, first, and middle name)

9301 Oakdale Avenue Ste 230	Chatsworth	CA	91311
(Address)	(City)	(State)	(Zip Code)
2003		PCAOB -223	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

CALIFORNIA JURAT **GOVERNMENT CODE § 8202**

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Orange

Subscribed and sworn to (or affirmed) before me on

this 31st (*Date*) day of March (*Month*), 2023 (*Year*), by

(1) Darol K Paulson

(and (2) ________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



MERRI B. ROBINSON
Notary Public - California
Orange County
Commission # 2324749
My Comm. Expires Mar 16, 2024

Place Notary Seal and/or Stamp Above

Signature Merri B. Robinson
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audit Report X17A-5

Document Date: 12-31-22 Number of Pages: ——

Signer(s) Other Than Named Above: ——

OATH OR AFFIRMATION

I, <u>Darol K. Paulsen</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Crown Capital Securities, L.P.</u>, as of <u>12/31</u>, 2<u>022</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
C.E.O. _____

<u>SEE ATTACHED CERTIFICATE</u>
Notary Public MBR

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- Exempt ☑ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- Exempt ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- Exempt ☑ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CROWN CAPITAL SECURITIES, L.P.

TABLE OF CONTENTS

 **Farber Hass Hurley** LLP

Certified Public Accountants

9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 727-7700

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Crown Capital Securities, L.P.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Crown Capital Securities, L.P. as of December 31, 2022, the related statements of income, changes in partners' capital, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Crown Capital Securities, L.P. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Crown Capital Securities, L.P.'s management. Our responsibility is to express an opinion on Crown Capital Securities, L.P.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Crown Capital Securities, L.P. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

(Continued)

Supplemental Information

The Schedule I, Computation of Net Capital Requirements Pursuant to Rule 15c3-1, Schedule II, Computation For Determination Of Reserve Requirements Pursuant to Rule 15c3-3, and Schedule III, Information Relating to the Possession and Control Requirements Under Rule 15c3-3, Schedule IV, Reconciliation Pursuant to Rule 17a5(d)(4), and Schedule V, Reconciliation of the Computation of Audited Net Capital to Unaudited FOCUS Report Under Rule 15c3-1, have been subjected to audit procedures performed in conjunction with the audit of Crown Capital Securities, L.P.'s financial statements. The supplemental information is the responsibility of Crown Capital Securities, L.P.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Farber Hass Hurley LLP

Farber Hass Hurley, LLP

We have served as Crown Capital Securities, L.P.'s auditor since 2021.
Chatsworth, California
March 31, 2023

CROWN CAPITAL SECURITIES, L.P.
STATEMENT OF FINANCIAL CONDITION
December 31, 2022

ASSETS

Cash	$	3,661,302
Commissions receivable		2,405,279
Refund receivable		43,569
Due from clearing firms		88,525
Prepaid advisory fees		96,375
Prepaid expenses		179,598
Property and equipment, net		35,367
Deposits		299,078
Operating lease asset		1,004,660
TOTAL ASSETS	$	7,813,753

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES

Commissions payable	$	2,571,024
Accounts payable		117,931
Accrued deposits		62,761
Deferred revenue		302,897
Operating lease obligation		1,158,345
Contingency reserve		164,366
TOTAL LIABILITIES		4,377,324

Commitments and contengencies (Note 20)

PARTNERS' CAPITAL		3,436,429
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	7,813,753

The accompanying notes are an intergal part of the financial statements.

CROWN CAPITAL SECURITIES, L.P.
STATEMENT OF INCOME
Year Ended December 31, 2022

REVENUE

Commissions insurance products	$	15,351,026
Commissions mutal fund products		9,004,937
Advisory and asset management fees		16,372,337
Commissions partnerships		5,532,431
Commissons equity transactions		2,337,924
Represenative's fees and reimbursements		1,256,154
Other revenues		754,049
Total revenues		50,608,858

EXPENSES

Commissions	42,821,556
Contract services - personnel	2,692,976
Compliance and inspections	172,369
Communications and data processing	1,348,295
Depreciation expense	9,934
Insurance	1,162,601
Interest	17,180
Occupancy	487,987
Operating and other	225,702
Professional services	767,608
Settlements, net	476,303
Tax, licenses and permits	295,493
Total expenses	50,478,004

NET INCOME	$	130,854

The accompanying notes are an integral part of the financial statements.

CROWN CAPITAL SECURITIES, L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
Year Ended December 31, 2022

	GENERAL PARTNER	LIMITED PARTNERS	TOTAL
Balance, at Deccember 31, 2021	$ 2,553,864	$ 1,232,711	$ 3,786,575
Net Income	88,104	42,750	130,854
Distributions	(323,857)	(157,143)	(481,000)
Balance, at Deccember 31, 2022	$ 2,318,111	$ 1,118,318	$ 3,436,429

The accompanying notes are an integral part of the financial statements.

CROWN CAPITAL SECURITIES, L.P.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 130,854
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	$ 9,934	
Amortized lease right	391,993	
Changes in operating assets and liabilities:		
Commissions receivable	454,182	
Refund receivable	(43,568)	
Due from clearing firms	5,902	
Prepaid advisory fees	55,137	
Prepaid expenses	(1,399)	
Deposits	(65,628)	
Commissions payable	(1,188,625)	
Accounts payable	(108,650)	
Accrued deposits	(215,857)	
Deferred revenue	(79,828)	
Operating lease obligation	(423,636)	
Contingency reserve	144,356	
Total adjustments		(1,065,687)
Net cash used in operating activities		(934,833)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to partners	(481,000)	
Net cash used in financing activities		(481,000)
Net Decrease in Cash		(1,415,833)
Cash at Beginning of Year		5,077,135
Cash at End of Year		$ 3,661,302

The accompanying notes are an integral part to the financial statements.

Note 1. Nature of operations and significant accounting policies

Crown Capital Securities, L.P. (the "Partnership") was formed on January 4, 1999 in the State of Delaware. The Partnership is a licensed Broker-Dealer under the Securities Exchange Act of 1934 ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Partnership also is a Registered Investment Advisor pursuant to the Investment Advisory Act of 1940.

The Partnership operates as an introducing (non-carrying) Broker-Dealer that clears customers' securities transactions with Clearing Broker-Dealers Pershing, LLC and National Financial Services, LLC on a fully disclosed basis. The Clearing Broker-Dealers carry the customers' accounts and maintain records pertaining thereto. The Partnership also maintains business relations with various mutual funds, insurance companies and publicly traded partnerships. The Partnership provides advisory fee services and hosts seminars and conferences. At December 31, 2022, the Partnership was registered in fifty states and Washington, D.C. and has independent registered representatives throughout the United States.

Basis of Presentation

The Financial Statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). References to specific U.S. GAAP in these financial statements cite topics within the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of the financial statements; accordingly, it is possible that the actual results could differ from these estimates and assumptions, which could have a material effect on the reported amounts of the financial position and results of operations.

Fair Value Measurements

The Partnership accounts for its financial instruments in accordance with FASB ASC - 820, *Fair Value Measurements* which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuations techniques. Fair value is the is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. The fair value hierarchy prioritizes the inputs of valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant vales are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable

Financial assets consist of cash, commissions receivable, and commissions payable which approximate their estimated fair values based on their short-term nature the Partnership's financial instruments

Note 1. Nature of operations and significant accounting policies (continued)

Revenue Recognition

The FASB issued ASC 606, *Revenue from Contracts with Customers,* which provides a five-step analysis of contracts to determine when and how revenue is recognized and replaces most existing revenue recognition guidance in U.S. GAAP. Revenue is recognized upon satisfaction of a single-performance obligation by transferring control over the service to a customer based on the terms of the sale. A customer is considered to have control once they are able to direct the use and receive substantially all of the benefits of the product.

Revenue from contracts with customers include commission income and fees from asset management services. The recognition and measurement of revenue is based on the assessment of individual contracts terms. Significant judgement is required to determine whether performance obligations are satisfied at a point of time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue bases on the appropriate measure of the Partnership's progress under the contract; and whether constraints should be applied due to uncertain future events.

Commissions Equity Transactions, Insurance Products, Partnerships and Other

The Partnership earns brokerage transaction fees and commission from its contracts with brokerage customers to transact on their account. This commission revenue represents revenue from introducing trades and is recognized on a trade date basis as broker-dealer services are provided.

Commissions Mutual Fund Products

Mutual Fund or pooled investment investments vehicles (collectively, "Funds") have entered into agreements with the Partnership to distribute/sell its shares to investors. Many Funds pay a commission upon settlement of purchase of the Funds share. Certain fees may be paid over-time (12b-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the shares held by the Partnership's customers. The Funds may also, upon the investors exit from the Funds, pay contingent deferred sales charge. Mutual Fund revenue consisting of sales charges is recognized on a trade date basis.

Register Investor Advisory and Asset Money Management

The Partnership, through their Independent Registered Investor Advisors ("RIA"), earn fees from their contracts with brokerage customers as they manage assets for investments and/or to transact on their accounts. These fees are primarily earned over time. Asset Money Management fees are also primarily earned over time as the RIA provides the contracted services and amounts are generally assessed based on a tiered scale of the market value of assets under management ("AUM") at determined month-ends.

Reimbursement Income from Independent Representatives

The Partnership obtains reimbursements from their independent representatives for errors and omissions insurance, third-party internet operating tools, resource materials and paperless records management. The Partnership collects most of the reimbursements by deductions from the respective representatives earned commissions. However, the Partnership reclassifies the deductions as reimbursements in order for commissions expense to better approximate gross commissions reportable to the representatives on their respective annual compensation forms 1099-NEC.

Marketing and Other Revenue

These are general revenues originated by the Partnership. The Partnership hosts seminars and conferences for top performing independent representative and participating investment product sponsors.

Note 1. Nature of operations and significant accounting policies (continued)

Advertising costs

Advertising costs are expensed as incurred. Advertising expense for the year ended December 31, 2022 was $37,137.

Income Taxes

The Partnership implemented FASB ASC 740, Income Taxes, which changes the framework for accounting for uncertainty in income taxes. Management has considered its tax positions and believes that the positions taken by the Partnership are more-likely-than-not to be sustained upon examination. The Partnership is a "flow through entity", and under the Internal Revenue Code, all taxable income or loss flows through to it's Partners. Therefore, no federal income tax expense or liability is recorded in the accompanying financial statements.

The federal and state income tax returns of the Partnership are subject to examination by the IRS for three years after the tax returns are filed and for state authorities the examination period is four years.

Note 2. Cash

At December 31, 2022, the Partnership's cash balance of $3,762,164 was held by one bank. Accounts at this institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The Partnership had an uninsured cash balance of $3,512,164 at December 31, 2022. The Partnership has not experienced any loss as a result of the amount that was in excess of the FDIC insurance, and management believes it is not exposed to any significant credit risk on cash.

Note 3. Commissions Receivable

Commissions receivable represents amounts due from the Partnership's Investment Product Sponsors. At December 31, 2022 the commission receivable balance was $2,405,279. At January 1, 2022 the commission receivable balance was $2,859,461.

Management has reviewed the December 31, 2022 receivables for actual payments received following the close of the year ended December 31, 2022, and determined that an allowance for bad debts is not necessary to be included in the financial statements based on subsequent receipts and deposits.

Note 4. Due from Clearing Brokers

The Partnership's has receivables due from two clearing brokers that consist of the proprietary accounts for the introducing broker-dealer. Certain clearing account balances may be restricted to comply with the clearing broker agreement. The clearing brokers issue semi-monthly payments to the Partnership. At December 31, 2022, the total due from the clearing broker's was $88,525. At December 31, 2022, the total due from the clearing broker's was $88,525. At January 1, 2022, the total due from the clearing broker's was $94,427.

Note 5. Prepaid Advisory Fees

This prepaid category represents apportioned RIA service fees paid to the Partnership's Register Investment Advisors before December 31, 2022; for deposits of monies that consisted of deferred revenue for year ended December 31, 2022. Accordingly, these prepaid amounts will be recognized as fees/commission expense in the period in which the corresponding deferred revenue is recognized. At December 31, 2022, the Partnership had deferred advisory services revenues of $107,083 that were associated with prepaid advisory expenses of 96,375. At January 1, 2022 the Partnership had deferred advisory service revenues of $178,288 that were associated with prepaid advisory services expense of $151,512.

Note 6. Prepaid Expenses

Prepaid expenses consists of $8,939 for insurance and $170,659 for the year ending December 31, 2023 licensing fees paid in advance to FINRA on behalf of the Partnership's Registered Representatives. At December 31, 2022, the Partnership's prepaid expenses were $179,598.

Note 7. Property and Equipment

Property and Equipment consisting of computer equipment, website design, and security system, are stated at cost less accumulated depreciation and amortization. Capital expenditures and betterments to Property and Equipment with a cost of over $5,000 are capitalized. Repairs and maintenance costs are charged to expense as incurred. The Partnership's depreciable property and equipment and depreciation methodology is as follows:

Description	Cost	Useful life	Method
Computer	$ 13,966	5 years	straight-line
Website design	36,000	5 years	straight-line
Security system	49,990	7 years	straight-line
Total	99,956		
Less accumulated depreciation	64,589		
Property and equipment, net	$ 35,367		

Total depreciation and amortization expense was $9,934 for the year ended December 31, 2022.

Note 8. Operating Lease

The Partnership leases its corporate office space under noncancellable operating lease expiring in 2025. The Partnership's lease agreement does not contain any material residual value guarantees or material restrictive covenants. Right-to-use ("ROU") asset represents the right-to-use an underlying asset during the lease term and lease liability represents the obligation to make lease payments arising from the lease. Operating lease ROU asset and liability are recognized at the commencement date of the lease based on the present value of the minimum lease payments over the lease term. When readily determinable, the Partnership uses the rate implicit in the lease agreement in determining the present value of lease payments. If the implicit rate is not provided, the Partnership estimates its incremental borrowing rate based on information available at the lease commencement date, based on the lease term. At the commencement of the lease, the ROU asset for the operating lease is measured by taking the sum of the present value of the lease liability, initial direct costs (if any) and prepaid lease payments (if any) and deducting lease incentives (if any). After the lease commencement date and over the lease term, lease expense is recognized as a single cost on a straight-line basis. Lease agreements related to properties are generally comprised of lease components, such as common area maintenance charges, are expensed as incurred and recognized separately from the straight-line lease expense.

During the year ended December 31, 2022, the Partnership reduced the operating lease liability by $423,636; cash paid as operating cash flows from operating lease was $498,101; the weighted average remaining lease term for operating lease was 2.6 years; and the weighted average discount rate was 2.32%.

Note 8. Operating Lease (continued)

Future minimum lease obligations as of December 31, 2022 were as follows:

Year Ending, December 31:	Operating Lease
2023	$ 475,189
2024	491,822
2025	291,000
Total future lease payments	1,258,011
Less: imputed interest	99,666
Total present lease liability	$ 1,158,345

Note 9. Deposits

At December 31, 2022, the Partnership deposits that consisted of:

Description	Amount
Pershing, LLC	$ 100,000
National Financial Services, LLC	25,000
Conference Events 2023	162,100
FINRA	11,978
Total	$ 299,078

The Pershing LLC and National Financial Services, LLC deposits are in accordance with the respective clearing firm's agreements and are refundable with-in thirty days in the event of a termination of the agreement.

Note 10. Commissions Payable

Commissions payable represents commissions earned by the Partnership's independent representatives up through December and paid in the subsequent month. The commissions payable includes an accrued estimated amount from the corresponding commissions receivable as of the year ended at December 31, 2022, accrued commissions payable totaled $2,571,024. At January 1, 2021, accrued commissions payable totaled $3,759,649.

Note 11. Accrued Deposits

The Partnership received monies of $55,000 in advance for a conference being conducted in year ending December 31, 2023. The Partnership has a miscellaneous deposit of $7,761 for a total of $62,761 as of the year ended at December 31, 2022

Note 12. Deferred Revenue

Deferred revenue consists of $107,082 for monies received in the latter months of the year ended December 31, 2022 for RIA advisory and management for services which are to be provided to clients in the first quarter of the year ending December 31, 2023. A second portion of deferred revenue consists of $195,815 for monies received in the latter months of the year ended December 31, 2022 from the Partnership's independent representatives for their respective year ending December 31, 2023 licensing renewals and for administrative services charges. At January 1, 2022 the Partnership had similar deferred revenue of $382,725.

Deferred revenue will be reported as reimbursement of income when the corresponding expenses are incurred.

Note 13. Repurchase Agreements

The Partnership acts as an agent in selling tax-sheltered annuities for certain insurance companies. In the event of cancellation of any tax-sheltered annuity contracts by the purchasers, the Partnership may incur a liability for return of unearned commissions. However, the number of cancellations experienced by the Partnership to date has been insignificant

Note 14. Concentrations of Credit Risk

In the normal course of business, the Partnership's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Partnership to off balance-sheet risk in the event the customer or clearing broker is unable to fulfill its contracted obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss. Pursuant to clearing agreements, the Partnership introduces its securities transactions to its clearing brokers, on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers.

In accordance with the clearing agreements, the Partnership has agreed to indemnify the clearing brokers for losses, if any, that the clearing brokers may sustain from carrying securities transactions introduced by the Partnership, and to maintain certain minimum balances, as defined. In accordance with industry practice and regulatory requirements, the Partnership and the clearing brokers monitor collateral on the customers' accounts.

Note 15. Credit Loss

FASB ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326) introduced a credit loss methodology, Current Expected Credit Losses ("CECL"), which requires recognition of credit losses based on expected factors, while also providing additional transparency about credit risk. Since its original issuance in 2016, the FASB has issued several updates to the original ASU. The CECL methodology utilizes a lifetime expected credit loss measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses.

The methodology replaces the multiple existing impairment methods in U.S. GAAP, which generally require that a loss be incurred before it is recognized. For financial assets measured at amortized cost (e.g., cash and receivables from due from registered representatives, broker dealers and clearing brokers), the Partnership has concluded that there are immaterial expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

Note 16. Service and Expense Sharing Agreement with a Related Party

The Partnership has an on-going service and expense reimbursement agreement with a company that is related to the general and a limited partner of the Partnership, where the related company provides professional and administrative personnel and various office services for the Partnership. In addition to the expense reimbursements, the Partnership pays a monthly processing fee to the related company of $7,500.

During the year ended December 31, 2022, the Partnership paid $3,579,357 to the related company for the reimbursement of the various general and administrative expenses, and processing fees pursuant to the service agreement. The Partnership records the service agreement payments by expense categories consisting of: personnel, and various other general and administrative expense categories.

Note 17. Related Party Transactions

For the year ended December 31, 2022, the Partnership was reimbursed $1,051,339 by their independent representatives for errors and omissions insurance and reimbursed another $204,815 for operating and administrative resources for a total of $1,256,154. The reimbursements are obtained through commission expense payment reductions.

The Partnership business affiliations with four Crown Capital Insurance Agency, L.L.C's, CCIA Nevada, Inc. and Jewel Insurance Agency, Inc (collectively, the "CCIA Group"), where they agree to provide the Partnership with the exclusive use of their licenses that the Partnership reasonably requires to operate its business as a full-service broker/dealer with insurance products. For the year ended December 31, 2022, total revenues generated from these agreements were $10,107,929; $49,298 and $1,123, respectively. In consideration for these entities providing the use of their licenses, the Partnership shall advance funds or reimburse each CCIA Group for any and all expenses they incur with obtaining or maintaining their licenses.

Note 18. Statement of Cash Flows

Supplemental disclosure of Cash Flow information regarding cash paid for the year:

Interest expense	$ 17,180
State income/receipts tax	$ 54,404

Note 19. Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to allowable net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Partnership had net allowable capital of $2,594,665 as computed in supplementary Schedule I, which was $2,369,821 in excess of its required minimum net capital of $224,844.

The required minimum net capital is the greater of $50,000 or $224,844 as computed at 6.67% of the $3,372,664 aggregate liabilities as indicated on the December 31, 2022 Statement of Financial Condition after adjustment for the operating lease liabilities in excess of operating lease asset. The Partnership's liabilities to net capital ratio was 1.30 to 1.

Note 20. Commitments and Contingencies

The Partnership implements FASB ASC 450-20, "Contingencies" which requires that a liability is to be recognized for an accrued contingent loss:

1. If it is probable that an obligation has been incurred because of a transaction or event that occurred on or before the date of the financial statements, and indebtedness

2. If the amount of the obligation can be reasonably estimated.

At December 31, 2022, the Partnership is named as a defendant in nine arbitration proceedings and one complaint. Such matters arise in the course of business, and it is common in the broker-dealer industry. The amount sought for compensatory damages, approximates $1,965,000, but does not include potential amounts for punitive damages, legal fees and other costs. However, the amount of the obligation remains uncertain and not reasonably estimated for the year ended at December 31, 2022.

With regards to arbitration proceedings, the Partnership's management believes it has sufficient defenses and will vigorously defend itself against the claims with their legal counsel proceeding accordingly.

For the year ended December 31, 2022, the Partnership's management has established a legal contingency reserve of $164,365 for aggregate indebtedness computation purposes.

The Partnership maintains liability insurance in the event of any excess settlement balance, management expects to be covered by their Errors and Omissions ("E&O') insurance provider. Each claim is subject to a $50,000 deductible for initial legal and related expenses.

Note 21. Subsequent Events

The Partnership's management has evaluated subsequent events through March 31, 2023, which is the date the financial statements were issued.

SUPPLEMENTARY INFORMATION

CROWN CAPITAL SECURITIES, L.P.
SUPPLEMENTAL SCHEDULES
Year Ended December 31, 2022

SCHEDULE I

Part 1 - Computation of Net Capital pursuant to Rule 15c3-1

Total Partners' Capital, at December 31, 2022	$ 3,436,429
Less non-allowable assets:	
Commissions receivable, aged over 30 days or ineligible %	289,758
Prepaid commissions	96,375
Refund receivable	43,569
Prepaid expenses	179,598
Property and equipment, net	35,367
Deposits	174,078
Less deductions:	
Haircut for fidelity bond deductible	23,019
Total non-allowed assets and deductions	841,764
Net Capital pursuant to Rule 15c3-1	$ 2,594,665

Part 2 - Computation of Minimum Net Capital Required

General liabilites, before operating lease obligation	3,218,979
Operating lease liability in excess of operating lease asset	153,685
Aggregate indebtedness	$ 3,372,664
Required Net Minimum Net Capital *	$ 224,844
* (6.666667% of aggregate indebtedness, or $50,000, whichever is greater)	
Excess Net Capital at December 31, 2022	$ 2,369,821

See accompanying report of independent accounting firm



CROWN
CAPITAL
SECURITIES, L.P.

Management's Exemption Report – Pursuant to Paragraph (d)(4) of SEC Rule 17a-5

The Management of Crown Capital Securities, L.P. (the "Partnership") is responsible for compliance with the reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker-dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker-dealer's designated examining authority (DEA). This report is for the Partnership's year ended December 31, 2022.

I, Darol K. Paulsen, to the best of my knowledge and belief make these assertions regarding the exemption provision as follows:

The Partnership claims exemption from the requirements of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii). The exemption applies to broker-dealers who, as introducing broker-dealers, clear all customer transactions on a fully-disclosed basis with a clearing broker-dealer, and who promptly transmit all customer funds and securities to such clearing broker-dealer. In these arrangements, the clearing broker-dealer carries all of the customer accounts of the introducing broker-dealer and maintains and preserves such books and records related to customer accounts as required by SEC Rules 17a-3 and 17a-4.

The Partnership is also filing this exemption report because the Partnership's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to (1) money management; (2) advisory fees; (3) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Partnership; (4) transaction fees; (5) independent representative fees; and (6) other revenues, and the Partnership (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

To the best of my knowledge and belief the Partnership is therefore exempt from rule 15c3-3 because it met the exemption requirement to Rule 15c3-3 of the Securities and Exchange Commission, under paragraph (k)(2)(ii) and other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 exemption throughout the Partnership's most recent fiscal year ended December 31, 2022, without exception.

Crown Capital Securities, L.P.

Darol K. Paulsen, Chief Executive Officer

March 30, 2023

19

725 Town & Country Road • Suite 530 • Orange • CA 92868 • 714·547·9481 • Fax 714·547·9735

SCHEDULE II

Computation of reserve requirement pursuant to Rule 15c3-3:

The Partnership claims an exemption under paragraph (k)(2)(ii) under Rule 15c3-3 and the Partnership's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) money management; (2) advisory fees; (3) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Partnership (4) transaction fees; (5) independent representative fees; and (6) other revenues, and the Partnership (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

SCHEDULE III

Information relating to the possession or control requirements under Rule 15c3-3:

The Partnership claims an exemption under paragraph (k)(2)(ii) under Rule 15c3-3 and the Partnership's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) money management; (2) advisory fees; (3) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Partnership (4) transaction fees; (5) independent representative fees; and (6) other revenues, and the Partnership (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

SCHEDULE IV

Reconciliation of net capital computation to the reserve computation pursuant to Rule 17a5(d)(4):

The Partnership claims an exemption under paragraph (k)(2)(ii) under Rule 15c3-3 and the Partnership's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) money management; (2) advisory fees; (3) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Partnership (4) transaction fees; (5) independent representative fees; and (6) other revenues, and the Partnership (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

See accompanying report of independent accounting firm

CROWN CAPITAL SECURITIES, L.P.
SUPPLEMENTAL SCHEDULE V
Year Ended December 31, 2022

RECONCILIATION OF THE AUDITED NET CAPITAL TO UNAUDITED FOCUS REPORT

	Partners' Capital	Non-Allowable Items	Net allowable Capital
Unaudited Fourth Quarter, Focus Report, December 31, 2022	$ 3,466,236	$ (792,790)	$ 2,673,446
Subsequent Adjustments:			
Increase in revenue	117,092	-	117,092
Increase in expenses	(146,899)	-	(146,899)
Increase in non-allowable commissions receivable	-	(60,002)	(60,002)
Decrease in non-allowable prepaids and other assets	-	9,933	9,933
Decrease in fidelity bond - haircut	-	1,095	1,095
Net Capital, December 31, 2022	$ 3,436,429	$ (841,764)	$ 2,594,665

See accompanying report of independent accounting firm.



Farber Hass Hurley LLP

Certified Public Accountants   9301 Oakdale Avenue, Suite 230   Telephone: (818) 895-1943
    Chatsworth, CA 91311   Facsimile: (818) 727-7700
    www.fhhcpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Crown Capital Securities, L.P.

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEC Rule 17a-5(d), in which (1) Crown Capital Securities, L.P. ("Partnership") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Partnership claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) The Partnership stated that the Partnership met the identified exemption provisions throughout December 31, 2022, the most recent fiscal year without exception.

The Partnership is also filing the Exemption Report because the Partnership's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) money management; (2) advisory fees; (3) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Partnership (4) transaction fees; (5) independent representative fees; and (6) other revenues. In addition, the Partnership (1) did not did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Partnership's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Partnership's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

Chatsworth, California
March 31, 2023

Farber Hass Hurley LLP

Certified Public Accountants

9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 727-7700

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Partners of
Crown Capital Securities, L.P.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of Crown Capital Securities, L.P. ("Partnership") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Partnership has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Partnership's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting no material differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Partnership to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Partnership's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Partnership and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Partnership and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

Chatsworth, California
March 31, 2023

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 2022

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

17264 Finra Dec
Crown Capital Securities LP
725 Town & Country Road Ste 530
Orange Ca 92868

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Don Edwards 714 5479481

2. A. General Assessment (item 2e from page 2) $ 36756

B. Less payment made with SIPC-6 filed (exclude interest) (19787)

7-26-22
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 16969

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 16969

G. PAYMENT: √ the box
Check mailed to P.O. Box [x] Funds Wired [ ] ACH [ ]
Total (must be same as F above) $ 16969

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Crown Capital Services LP
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 27 day of Feb , 20 23 .

Jonathan French President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1-22
and ending 12-31-22

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 50608858

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

  Total additions   50608858

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   24355963

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

  reimbursment   1748780

  (Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

 (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

  Enter the greater of line (i) or (ii)

  Total deductions   26104743

2d. SIPC Net Operating Revenues $ 24504115

2e. General Assessment @ .0015 $ 36756

  (to page 1, line 2.A.)

2